DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

November 22, 2007

Alberta Securities Commission
4th Floor
300 - 5th Avenue SW
Calgary, Alberta T2P 3C4

Attention: Statutory Filings

British Columbia Securities Commission
900 - 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, British Columbia V7Y 1L2

Attention: Statutory Filings

Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg MB
R3C 4K5

Attention: Statutory Filings

Dear Sirs:

Re: Grand Peak Capital Corp. (formerly Black Mountain Capital Corporation)
("the Company")
National Instrument 51-102 - Continuous Disclosure Obligations
Change of Auditor of a Reporting Issuer

We have reviewed the Notice of Change of Auditor (the "Notice") of the Company dated November 21, 2007. In reference to the Notice, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, that we agree with each of the statements contained therein that pertains to this firm.

Yours very truly,

De Visser Gray LLP

CHARTERED ACCOUNTANTS